UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of  January 2011
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

ASUR Announces Total Passenger Traffic for
December 2010 Down 0.1% Year over Year

Mexico City, January 5, 2011 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for December 2010 decreased by 0.1% when compared to December 2009.

All figures in this announcement reflect comparisons between December 1 through December 31, 2009 and 2010. Transit and general aviation passengers are excluded.

		Domestic
Airport	December 2009	December 2010	% Change
Cancún	285,746	296,720	3.8
Cozumel	4,502	4,093	(9.1)
Huatulco	29,609	29,143	(1.6)
Mérida	95,980	92,633	(3.5)
Minatitlán	11,816	7,441	(37.0)
Oaxaca	39,351	31,542	(19.8)
Tapachula	19,274	13,127	(31.9)
Veracruz	65,836	60,465	(8.2)
Villahermosa	60,561	64,721	6.9
Total Domestic	612,675	599,885	(2.1)

International
Airport	December 2009	December 2010	% Change
Cancún	767,853	775,473	1.0
Cozumel	32,202	35,667	10.8
Huatulco	6,918	7,115	2.8
Mérida	9,008	10,606	17.7
Minatitlán	444	308	(30.6)
Oaxaca	5,369	3,682	(31.4)
Tapachula	250	270	8.0
Veracruz	5,738	5,907	2.9
Villahermosa	4,810	4,688	(2.5)
Total International	832,592	843,716	1.3

Total
Airport	December 2009	December 2010	% Change
Cancún	1,053,599	1,072,193	1.8
Cozumel	36,704	39,760	8.3
Huatulco	36,527	36,258	(0.7)
Mérida	104,988	103,239	(1.7)
Minatitlán	12,260	7,749	(36.8)
Oaxaca	44,720	35,224	(21.2)
Tapachula	19,524	13,397	(31.4)
Veracruz	71,574	66,372	(7.3)
Villahermosa	65,371	69,409	6.2
ASUR Total	1,445,267	1,443,601	(0.1)

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: January 5, 2011